SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 13)*

InterMune, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

45884X103

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

January 26, 2010

(Date of Event which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D/A

CUSIP No. 45884X103		Page 2 of 10 pages

1		NAMES OF REPORTING PERSONS Warburg, Pincus Equity Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,485,209
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,485,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,209
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14		TYPE OF REPORTING PERSON (See Instructions) PN

                                 SCHEDULE 13D/A

CUSIP No. 45884X103		Page 3 of 10 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus & Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,485,209
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,485,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,209
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14		TYPE OF REPORTING PERSON (See Instructions) PN

                             SCHEDULE 13D/A

CUSIP No. 45884X103		Page 4 of 10 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,485,209
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,485,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,209
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14		TYPE OF REPORTING PERSON (See Instructions) OO

                            SCHEDULE 13D/A

CUSIP No. 45884X103		Page 5 of 10 pages

1		NAMES OF REPORTING PERSONS Warburg Pincus Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,485,209
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,485,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,209
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14		TYPE OF REPORTING PERSON (See Instructions) OO

                              SCHEDULE 13D/A

CUSIP No. 45884X103		Page 6 of 10 pages

1		NAMES OF REPORTING PERSONS Charles R. Kaye
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,485,209
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,485,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,209
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

                                 SCHEDULE 13D/A

CUSIP No. 45884X103		Page 7 of 10 pages

1		NAMES OF REPORTING PERSONS Joseph P. Landy
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [X]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,485,209
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,485,209
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,485,209
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 13 to Schedule 13D (this “Amendment No. 13”) is being filed with respect to the common stock, $0.001 par value per share (the “Common Stock”), of InterMune, Inc., a Delaware corporation (the “Company”), to amend the Schedule 13D filed on December 4, 2003 (the “Original Schedule 13D” and, as amended on February 18, 2004, April 29, 2004, May 5, 2004, May 10, 2004, May 12, 2004, May 14, 2004, May 18, 2004, November 1, 2004, February 16, 2005, March 7, 2005, December 1, 2009, January 20, 2010 and by this Amendment No. 13, the “Schedule 13D”). This Amendment No. 13 is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a limited partnership organized under the laws of Delaware (“WPEP”), Warburg Pincus & Co., a general partnership organized under the laws of New York (“WP”), Warburg Pincus LLC, a limited liability company organized under the laws of New York (“WP LLC”), Warburg Pincus Partners, LLC, a limited liability company organized under the laws of New York (“WPP LLC”), Charles R. Kaye, a United States citizen (“Mr. Kaye”), and Joseph P. Landy, a United States citizen (“Mr. Landy” and together with WP, WP LLC, WPP LLC, WPEP and Mr. Kaye, the “Warburg Pincus Reporting Persons”). Each of Messrs. Kaye and Landy is a Managing General Partner of WP and a Co-President and Managing Member of WP LLC. WPEP has two affiliated partnerships: Warburg, Pincus Netherlands Equity Partners I, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP I”), and Warburg, Pincus Netherlands Equity Partners III, C.V., a limited partnership organized under the laws of the Netherlands (“WPNEP III”, and together with WPNEP I and WPEP, the “Investors”). WP, WP LLC and WPEP previously filed a statement on Schedule 13G pursuant to the provisions of Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase an aggregate of 2,127,660 shares of Common Stock in connection with the Closing (as defined below) was $30,000,006.00.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

The Company’s Public Offering closed on January 26, 2010 (the “Closing”). In connection with the Closing, the Investors purchased from the underwriters an aggregate of 2,127,660 shares of Common Stock at a per share price of $14.10 and an aggregate purchase price of $30,000,006.00.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)       Due to their respective relationships with the Investors, as of January 26, 2010, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 9,485,209 shares of Common Stock, representing approximately 17.7% of the outstanding shares of Common Stock, based on the 53,673,210 shares of Common Stock outstanding as of the Closing, as reported in the Company’s prospectus supplement, dated January 20, 2010, filed with the Securities and Exchange Commission on January 21, 2010.

Item 5(b) of the Schedule 13D is hereby amended and restated as follows:

(b)       Each of the Warburg Pincus Reporting Persons may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 9,485,209 shares of Common Stock they may be deemed to beneficially own as of January 26, 2010. Mr. Kaye and Mr. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Warburg Pincus Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Investors. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

(c)       Except as described in this Amendment No. 13, during the last sixty (60) days there were no transactions in the Common Stock effected by the Warburg Pincus Reporting Persons, nor, to the best of their knowledge, any of their general partners, members or directors.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2010

WARBURG, PINCUS EQUITY PARTNERS, L.P.

By: Warburg Pincus Partners, LLC,
its General Partner

By: Warburg Pincus & Co.,
its Managing Member

By:  /s/ Scott A. Arenare____________________
Name: Scott A. Arenare
Title: Partner

Dated: January 27, 2010	WARBURG PINCUS & CO. By: /s/ Scott A. Arenare____________________ Name: Scott A. Arenare Title: Partner
Dated: January 27, 2010	WARBURG PINCUS LLC By: /s/ Scott A. Arenare____________________ Name: Scott A. Arenare Title: Managing Director
Dated: January 27, 2010	WARBURG PINCUS PARTNERS, LLC By: Warburg Pincus & Co., its Managing Member By: /s/ Scott A. Arenare____________________ Name: Scott A. Arenare Title: Partner
Dated: January 27, 2010	By: /s/ Scott A. Arenare____________________ Name: Charles R. Kaye By: Scott A. Arenare, Attorney-in-Fact*
Dated: January 27, 2010	By: /s/ Scott A. Arenare____________________ Name: Joseph P. Landy By: Scott A. Arenare, Attorney-in-Fact**

* The Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.

** The Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a statement on Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc. and is hereby incorporated by reference.